Filed under 433
File No. 333-161712

CUSIP: 86802WAE8	April 7, 2011
ISSUER FREE WRITING PROSPECTUS
(To Prospectus dated September 3, 2009, Prospectus Supplement dated September 10, 2010, Product Supplement No. MP-1 dated April 6, 2011 and Index Supplement No. 2 dated April 6, 2011)

SunTrust Banks, Inc.

$

Market Participation Notes Linked to the Dow Jones Industrial AverageSM due April 29, 2016

•	5 year maturity
•	Return of principal if held to maturity, subject to the credit risk of SunTrust Banks, Inc.
•

At maturity, in addition to the principal amount of the notes, investors will receive 80% to 90% of the Index Appreciation Rate, if any, of the Dow Jones Industrial AverageSM (the “DJIA” or the “Reference Asset”).

The Market Participation Notes Linked to the Dow Jones Industrial AverageSM due April 29, 2016 (the “notes” or, each a “note”) are senior, unsecured obligations of SunTrust Banks, Inc. (“SunTrust”). The notes are not deposit liabilities or other obligations of SunTrust Bank or any other bank and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency of the United States or any other jurisdiction and are subject to investment risks, including possible loss of the principal amount invested due to the credit risk of SunTrust Banks, Inc.

Key Dates

Trade Date:	On or about April 26, 2011
Pricing Date:	On or about April 26, 2011
Settlement Date:	On or about April 29, 2011
Final Valuation Date:	April 26, 2016
Maturity Date:	April 29, 2016*

At maturity, investors will receive the principal amount of their notes plus 80% to 90% of the Index Appreciation Rate, if any, of the DJIA. The Index Appreciation Rate will be determined by reference to the closing level of the DJIA on the pricing date and the closing level of the DJIA on the final valuation date.

The notes will not be listed on any U.S. securities exchange or automated quotation system.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this document, the accompanying index supplement no. 2, prospectus, prospectus supplement or product supplement no. MP-1. Any representation to the contrary is a criminal offense. We have appointed SunTrust Robinson Humphrey, Inc. (“STRH”), one of our affiliates, as the agent for the sale of the notes. See “Supplemental Plan of Distribution (Conflicts of Interest)” in this free writing prospectus.

Investment in the notes involves certain risks. You should refer to the section entitled “Risk Factors” in this free writing prospectus and in each of the accompanying prospectus supplement, product supplement no. MP-1 and index supplement no. 2.

	Original Offering Price	Agent Discount(1)	Proceeds to SunTrust
Per Note	100.00%	3.00%	97.00%
Total

1 In addition to the agent discount, the original offering price specified above includes structuring and development costs. If the notes were priced today, the agent discount and structuring and development costs would total approximately $40.00 per $1,000 note. The actual agent discount and structuring and development costs will be set forth in the final pricing supplement when the final terms of the notes are determined. In no event will the agent discount and structuring and development costs exceed $60.00 per $1,000 note. See “Plan of Distribution” and “Use of Proceeds and Hedging” in the accompanying prospectus supplement for further information.

SunTrust Robinson Humphrey

April 7, 2011

*	Subject to postponement in the event of a market disruption event or certain other circumstances as described in the accompanying product supplement.

WHO ARE THE NOTES DESIGNED FOR?

The notes offer exposure to the performance of the Dow Jones Industrial AverageSM and the repayment of principal at maturity. The notes are designed for investors who are concerned about principal risk but seek a return linked to the performance of the Dow Jones Industrial AverageSM and who are willing to forgo yield in exchange for the repayment of principal at maturity.

If you hold your notes to the maturity date, you will receive the principal amount of your notes, subject to our ability to pay our obligations as they come due.

INVESTOR SUITABILITY

The notes may be suitable for you if:	The notes may not be suitable for you if:
• You seek a potential return greater than that of conventional debt securities with comparable maturities issued by SunTrust or another issuer with a similar credit rating.	• You prefer the lower risk of conventional debt securities.
• You seek an investment with a return linked to the possible participation in the Reference Asset subject to the Participation Rate.	• You seek an investment that is exposed to the full potential appreciation of the Reference Asset, without reduction based on the Participation Rate.
• You believe the performance of the Reference Asset will be positive over the term of the note.	• You believe the performance of the Reference Asset will be flat or negative over the term of the notes.
• You are willing to accept only the return of principal at maturity if the Reference Asset does not appreciate in value or declines.	• You are unwilling to accept only the return of principal at maturity if the Reference Asset does not appreciate in value or declines.
• You are willing to forego dividends or other distributions paid to holders of stocks comprising the Reference Asset.	• You prefer to receive the dividends or other distributions paid on stocks comprising the Reference Asset.
• You do not seek an investment for which there is an active secondary market.	• You seek an investment for which there will be an active secondary market.
• You are willing to hold the notes to maturity.	• You are unable or unwilling to hold the notes to maturity.
• You are comfortable with the creditworthiness of SunTrust Banks, Inc., as issuer of the notes, and are willing and able to assume our credit risk.	• You are not willing or are unable to assume the credit risk associated with SunTrust Banks Inc., as issuer of the notes.
• You do not seek periodic income from this investment.	• You seek periodic income from this investment.

The suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your financial, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review carefully “Risk Factors” in this free writing prospectus and the accompanying index supplement no. 2, product supplement no. MP-1 and prospectus supplement for a description of certain risks related to an investment in the notes.

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TERMS OF THE NOTES

The notes will have the terms described in this free writing prospectus and the accompanying prospectus, prospectus supplement, product supplement no. MP-1 and index supplement no. 2.

This free writing prospectus relates to an offering of notes linked to the performance of the Dow Jones Industrial AverageSM. We refer to Dow Jones Industrial AverageSM in this free writing prospectus as the “Reference Asset” or the “DJIA”. The purchaser of a note will acquire a senior, unsecured debt security of SunTrust Banks, Inc. linked to the Reference Asset as described below. The following are key terms relating to the notes:

Issuer:	SunTrust Banks, Inc.

Issuer Ratings:

Baa1 / BBB / BBB+ (Moody’s / S&P / Fitch). An issuer debt rating is not a recommendation to buy, sell, or hold securities and may be subject to review, revision, suspension, reduction or withdrawal at any time by the assigning rating agency.

Principal Amount:	$1,000 per note

Term:	5 years

Reference Asset:	Dow Jones Industrial AverageSM (Ticker: INDU)

Trade Date:	On or about April 26, 2011

Pricing Date:	On or about April 26, 2011

Settlement Date:	On or about April 29, 2011

Final Valuation Date:	April 26, 2016

Maturity Date:	April 29, 2016. The maturity date is subject to adjustment as described under “Additional Terms of the Notes” in the accompanying product supplement no. MP-1.

Payment at Maturity:	On the maturity date, for each note, we will pay you the outstanding principal amount of your note plus an interest payment as described below.

Initial Level:	The closing level of the DJIA on the pricing date.

Final Level:	The closing level of the DJIA on the final valuation date.

Closing Level:

With respect to the pricing date and the final valuation date, the closing level of the Reference Asset on such date as determined by the calculation agent based upon the value displayed on Bloomberg Professional® service page “INDU<Index>“, or on any successor page on Bloomberg Professional® service or any successor service, as applicable.

Interest Payment:

The product of the Index Appreciation Rate and the Participation Rate multiplied by the outstanding principal amount of the notes on the Maturity Date, provided that, if the Index Appreciation Rate is zero or negative, the interest payment shall be zero.

If either the pricing date or the final valuation date is not a business day (as defined in the prospectus supplement), the closing level of the Reference Asset on the immediately following business day shall be used. The pricing and final valuation dates are subject to postponement due to market disruption events as described under “Additional Terms of the Notes” in the accompanying product supplement no. MP-1. If the maturity date is not a business day, the payment at maturity will be made on the next immediately following business day and no adjustment will be made to any interest payment made on that succeeding business day.

Participation Rate:	80% to 90%. The actual participation rate will be determined on the pricing date, but the participation rate will not be less than 80%.

Index Appreciation Rate:	(Final Level – Initial Level) / Initial Level

Form of notes:	Book-Entry

CUSIP:	86802WAE8

Calculation Agent:	SunTrust Bank, our affiliate.

Listing:	The notes will not be listed on any U.S. securities exchange or quotation system.

Agent:	SunTrust Robinson Humphrey, Inc., our affiliate.

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ILLUSTRATIVE EXAMPLES

The following examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning the levels of the Reference Asset over the term of the notes or on the final valuation date. We cannot predict the closing level of the Reference Asset during the term of the notes or on the final valuation date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events, and the hypothetical initial level and hypothetical participation rate used in the table and examples below are not the actual initial level of the Reference Asset or participation rate. You should not take these examples as an indication or assurance of the expected performance of the Reference Asset or return on the notes. Your return on the notes may be less than the amount that you would have received from a conventional debt security with the same stated maturity, including those issued by SunTrust. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The tables below illustrate the interest payments on a $1,000 investment in the notes based on a hypothetical performance of the Reference Asset. The results in the examples are based solely on the assumptions outlined below. The interest payments shown in the examples assume that the notes are held to maturity. You should consider carefully whether the notes are suitable to your investment goals.

• Principal Amount:	$1,000
• Hypothetical Initial Level:	12,400 (the actual initial level of the Reference Asset will be determined on the pricing date)
• Hypothetical Participation Rate:	80% (the actual participation rate will be determined on the pricing date)

	Example 1	Example 2
Initial Level	12400	12400
Final Level	16120	9920
Index Appreciation Rate:	30%	-20%
Participation Rate:	80%	80%
Interest Payment:	$240	$0.00

Example 1: The performance of the Reference Asset is positive during the term of the note

In this hypothetical example, the Final Level of the Reference Asset was greater than the Initial Level, resulting in a positive Index Appreciation Rate. The interest payment is equal to the product of the Index Appreciation Rate and the Participation Rate multiplied by the outstanding principal amount of your note (30% Index Appreciation Rate x 80% Participation Rate x $1,000) or $240. Therefore, the Payment at Maturity will equal $1,240.

Example 2: The performance of the Reference Asset is negative during the term of the note

In this hypothetical example, the Final Level of the Reference Asset was less than the Initial Level, resulting in a negative Index Appreciation Rate. The interest payment is zero and the Payment at Maturity is equal to the outstanding principal amount of your note ($1,000).

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RISK FACTORS

We urge you to read the sections entitled “Risk Factors” in each of the accompanying product supplement no. MP-1, prospectus supplement and index supplement no. 2. Investing in the notes is not equivalent to investing directly in any of the stocks comprising the Reference Asset or the Reference Asset itself, as applicable. You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this free writing prospectus and the accompanying index supplement, product supplement no. MP-1, prospectus supplement and prospectus. The notes will be subject to significant risks not associated with conventional fixed-rate or floating-rate debt securities.

Credit risk of SunTrust Banks, Inc.

The notes are senior, unsecured debt obligations of the issuer, SunTrust Banks, Inc., and are not, either directly or indirectly, an obligation of any third party. The notes are not deposits or other obligations of SunTrust Bank or any other bank and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency. Any payment to be made on the notes depends on the ability of SunTrust Banks, Inc. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of SunTrust Banks, Inc. (including any downgrade in our credit rating) may affect the market value of the notes and, in the event that SunTrust Banks, Inc. defaults on its obligations, you may not receive the amounts owed to you under the terms of the notes.

Your potential return on the notes is limited and will not reflect the full performance of the Reference Asset.

The notes are not equivalent to investing directly in the Reference Asset or its underlying components. The maximum possible return for each note at maturity is limited to the product of the Index Appreciation Rate and the Participation Rate. Because the Participation Rate is less than 100%, any interest payment at maturity will be less than the return you would have received from a direct investment in the Reference Asset (if the Index Appreciation Rate is positive). If the Reference Asset appreciates during the term of the notes, your return on the notes will be less than the amount you would have received if you had invested directly in the Reference Asset.

The closing level of the Reference Asset will be measured only on certain dates.

The closing level of the Reference Asset will be measured only twice during the term of the note, on the pricing date and on the final valuation date. The closing level on such dates may not be indicative of the performance of the Reference Asset during the preceding period. Your return, therefore, could be significantly different if the interest payment was calculated based upon different dates during the same term of the note. However, the magnitude of such potential difference cannot be predicted.

Changes that affect the Reference Asset will affect the market value of the notes and the amount you will receive.

The policies of the reference sponsor concerning additions, deletions and substitutions of the stocks comprising the Reference Asset and the manner in which the reference sponsor takes account of certain changes affecting those stocks included in the Reference Asset may affect the level of the Reference Asset. The policies of the reference sponsor with respect to the calculation of the Reference Asset could also affect the level of the Reference Asset. The reference sponsor may discontinue or suspend calculation or dissemination of the Reference Asset. Any such actions could affect the value of the notes.

Certain built-in costs are likely to adversely affect the value of the notes prior to maturity.

While the payment at maturity described in this free writing prospectus is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission, the estimated cost of SunTrust hedging its obligations under the notes and certain structuring and development costs. As a result, the price at which STRH will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

The notes will not be listed on any securities exchange or quotation system. The notes are intended to be held to maturity and secondary trading of the notes may be limited.

The notes will not be listed on any securities exchange or quotation system, and there may be little or no secondary market for the notes. The notes are intended to be held to maturity and are not intended to be short-term trading instruments. STRH may make a market in the notes, but is under no obligation to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to sell the notes easily, and the price at which you will be able to sell your notes is likely to depend on the price, if any, that STRH is willing to pay for the notes. You may only be able to sell your notes at a dollar price less than the amount that you paid for your notes. If STRH does make a market in the notes, STRH may then cease acting as a market maker at any time and if it does, it is likely that you will be unable to sell your notes.

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Potential conflicts.

SunTrust and its affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and in connection with hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. We will not have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

U.S. federal income tax treatment.

We intend to treat the notes as debt instruments that are subject to the special rules governing contingent payment debt obligations for U.S. federal income tax purposes. U.S. Holders (as defined in the accompanying product supplement no. MP-1) generally will be required under these rules to include original issue discount in gross income each year, even though no cash payments will be made on the notes prior to their maturity date. The original issue discount on the notes is computed on a constant yield to maturity basis using the “comparable yield” for the notes (as set forth herein). The comparable yield is used solely for U.S. federal income tax purposes and is neither a prediction nor a guarantee of what the actual yield will be on the notes. In addition, any gain recognized by a U.S. Holder on the sale, exchange or retirement of a note generally will be taxed as ordinary interest income. For additional information regarding the U.S. federal income tax consequences of investing in a note, holders should refer to the discussion under “U.S. Federal Income Tax Summary” below.

Many economic and market factors will impact the value of the notes.

In addition to the level of the Reference Asset on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•	the expected volatility of the Reference Asset;
•	the time to maturity of the notes;
•	the dividend rate on the stocks underlying the Reference Asset;
•	interest and yield rates in the market generally;
•	a variety of economic, financial, political, regulatory or judicial events; and
•	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

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INFORMATION RELATING TO THE REFERENCE ASSET

Description of the DJIA

The DJIA is a price-weighted average of 30 blue-chip stocks that are generally the leaders in their industries. It has been a widely followed indicator of the stock market since October 1, 1928. CME Group Index Services, LLC is the sponsor of the Reference Asset.*

Historical Performance of the DJIA

The following graph sets forth the historical performance of the DJIA based on the daily historical closing levels from April 1, 2006 through April 1, 2011. The closing level for the DJIA on April 1 was 12,376.72. We obtained the closing levels below from Bloomberg Professional® service. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Professional® service.

For more information about the DJIA, see “Dow Jones Industrial AverageSM” in the accompanying index supplement no. 2.

“Dow Jones Industrial AverageSM” is a product of Dow Jones Indexes, a licensed trademark of CME Group Index Services LLC (“CME”), and has been licensed for use. “Dow Jones®”, “Dow Jones Industrial AverageSM” “DJIASM” and “Dow Jones Indexes” are service marks of Dow Jones Trademark Holdings, LLC (“Dow Jones”) and have been licensed for use for certain purposes by SunTrust Banks, Inc. SunTrust Banks, Inc’s Market Linked Note Program based on the DJIASM are not sponsored, endorsed, sold or promoted by Dow Jones, CME or their respective affiliates and Dow Jones, CME and their respective affiliates make no representation regarding the advisability of investing in such product(s).

The historical levels of the DJIA should not be taken as an indication of future performance, and no assurance can be given as to the DJIA closing level on the final valuation date.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

We have appointed SunTrust Robinson Humphrey, Inc. (“STRH”), an affiliate of SunTrust, as the agent for the sale of the notes. STRH will purchase the notes from SunTrust for distribution to selected registered broker-dealers or will offer the notes directly to investors. STRH proposes to offer the notes at the offering price set forth on the cover page of this free writing prospectus and will receive underwriting discounts and commissions of 3.00%, or $30.00, per $1,000 principal amount of notes. STRH may allow, and these selected dealers may re-allow, up to the full amount of the selling concession per $1,000 principal amount of notes on sales of such notes by other brokers or dealers and may pay referral fees to other broker-dealers of up to 3.00%, or $30.00, per $1,000 principal amount of notes.

In accordance with NASD Rule 2720 of the Financial Industry Regulatory Authority (FINRA), STRH may not make sales in this offering to any discretionary account without the prior written approval of the customer.

U.S. FEDERAL INCOME TAX SUMMARY

We intend to treat the notes as debt instruments that are subject to the special rules governing contingent payment debt obligations for U.S. federal income tax purposes. U.S. Holders and Non-U.S. Holders (as defined in the accompanying product supplement no. MP-1) should refer to the discussions applicable to them in the accompanying product supplement no. MP-1 under “Certain U.S. Federal Income Tax Considerations”. Investors should consult their tax advisors regarding the U.S. federal income tax consequences of an investment in the notes.

In accordance with the rules governing contingent payment debt obligations, we have determined a “comparable yield” for the notes of             % per annum (compounded semi-annually). Based on this comparable yield, we have determined that the “projected payment schedule” for a note that has a principal amount of $1,000 and an issue price of $1,000 consists of a single payment of $            on the maturity date.

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The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders’ accruals of original issue discount in respect of the notes (and adjustments thereto), and we make no representation regarding the actual amounts of the payments that will be made on a note.

The following table is based on the comparable yield and projected payment schedule we have established for the notes, and shows the amounts of ordinary income that a calendar-year U.S. Holder that purchases a note on the issue date at an issue price of $1,000 and holds the note until maturity should be required to include in income each year.

Tax Period	Interest deemed to accrue on a $1,000 principal amount for U.S. federal income tax purposes	Total Interest deemed to accrue on a $1,000 principal amount for U.S. federal income tax purposes

2011	$	$

2012	$	$

2013	$	$

2014	$	$

2015	$	$

2016	$	$

GENERAL

This free writing prospectus relates to one security offering linked to the Reference Asset identified on the cover page. The purchaser of a note will acquire a senior, unsecured debt security of SunTrust Banks, Inc. linked to a single Reference Asset. We reserve the right to withdraw, cancel or modify any offering and to reject orders in whole or in part. Although the offering of the notes relates to the Reference Asset identified on the cover page, you should not construe that fact as a recommendation as to the merits of acquiring an investment linked to the Reference Asset or any component security included in the Reference Asset or as to the suitability of an investment in the notes.

You should read this document together with the documents listed below, which together contain the terms of the notes and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth in the section entitled “Risk Factors” in this free writing prospectus and in each of the accompanying product supplement no. MP-1, prospectus supplement and index supplement no. 2, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes. As used herein, references to the “Issuer”, “SunTrust”, “we”, “us” and “our” are to SunTrust Banks, Inc.

SunTrust has filed a registration statement (including a prospectus, as supplemented by a prospectus supplement, product supplement no. MP-1 and index supplement no. 2) with the US Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus, prospectus supplement, product supplement no. MP-1 and index supplement no. 2 in that registration statement and other documents SunTrust has filed with the SEC for more complete information about SunTrust and this offering. You may get these documents for free by visiting EDGAR on the SEC’s web site at www.sec.gov. Alternatively, SunTrust, the agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement no. MP-1 and index supplement no. 2 if you request them by calling toll-free 1-877-863-9465.

Our Central Index Key, or CIK, on the SEC web site is 0000750556.

You may also obtain these documents on the SEC web site at www.sec.gov as follows:

•	Index Supplement No. 2 dated April 6, 2011 at:

http://www.sec.gov/Archives/edgar/data/750556/000119312511089936/d424b2.htm

•	Product Supplement No. MP-1 dated April 6, 2011 at:

http://www.sec.gov/Archives/edgar/data/750556/000119312511089940/d424b2.htm

•	Prospectus Supplement dated September 10, 2010 at:

http://www.sec.gov/Archives/edgar/data/750556/000119312510208490/d424b2.htm

•	Prospectus dated September 3, 2009 at:

http://www.sec.gov/Archives/edgar/data/750556/000119312509186992/ds3asr.htm

We are using this free writing prospectus to solicit from you an offer to purchase the notes. You may revoke your offer to purchase the notes at any time prior to the time at which we accept your offer by notifying STRH. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance.

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Free Writing Prospectus
Investor Suitability	FWP-2
Terms of the Notes	FWP-3
Illustrative Examples	FWP-4
Risk Factors	FWP-5
Information Relating to the Reference Asset	FWP-7
Supplemental Plan of Distribution (Conflicts of Interest)	FWP-7
Certain U.S. Federal Income Tax Considerations	FWP-7
General	FWP-8
Index Supplement No. 2
Risk Factors	IS2-2
The S&P 500® Index	IS2-3
Dow Jones Industrial AverageSM	IS2-7
Other Components	IS2-9
Market Participation Note Product Supplement No. MP-1
Notice to Investors	PS-1
Product Supplement Summary	PS-1
Risk Factors	PS-6
Pricing Supplement Overview	PS-13
Payments on the Notes	PS-14
Additional Terms of the Notes	PS-17
Certain U.S. Federal Income Tax Considerations	PS-25
Events of Default and Acceleration	PS-30
Validity of the Notes	PS-30
Series A Medium Term Notes Prospectus Supplement
About this Prospectus Supplement	S-1
Risk Factors	S-2
Description of Notes	S-10
The Depositary	S-34
Notes Offered on a Global Basis	S-36
Sponsors or Issuers and Reference Asset	S-40
Use of Proceeds and Hedging	S-40
United States Federal Taxation	S-42
ERISA Considerations	S-52
Plan of Distribution	S-54
Legal Matters	S-56
Prospectus
About this Prospectus	1
Where You Can Find More Information	1
Use of Proceeds	2
Validity of Securities	2
Experts	3

You should only rely on the information contained in this
free writing prospectus, the accompanying index
supplement no. 2, product supplement no. MP-1,
prospectus supplement and prospectus. We have not
authorized anyone to provide you with information or to
make any representation to you that is not contained in this free writing prospectus, the accompanying index
supplement no. 2, product supplement no. MP-1,
prospectus supplement and prospectus. If anyone
provides you with different or inconsistent information, you should not rely on it. This free writing prospectus, the
accompanying index supplement no. 2, product
supplement no. MP-1, prospectus supplement and
prospectus are not an offer to sell these notes, and these
documents are not soliciting an offer to buy these notes, in any jurisdiction where the offer or sale is not permitted.

SunTrust Banks, Inc.

$             Market Participation Notes
Linked to the Dow Jones Industrial
AverageSM due April 29, 2016

April 7, 2011

FREE WRITING PROSPECTUS

© 2011 SunTrust Banks, Inc. SunTrust is a federally registered service mark of SunTrust Banks, Inc.

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